Exhibit 99.1

Santiago, March 18, 2020

Mr.

Joaquín Cortez Huerta

President

Comisión para el Mercado Financiero (Financial Markets Commission)

Present

Ref.: Material Fact – Board of Directors Agreement, Dividend Proposal

Mr. President:

In accordance to what is established in Articles 9 and 10 of Law 18,045, we inform that in the ordinary session today, the Board of Banco Santander - Chile agreed to summon the Ordinary Shareholder’s Meeting for Tuesday April 21st of the year 2020, with the purpose of addressing, among other issues, the proposal of distributing a dividend of Ch$ 1.75782621 per share, corresponding to 60% of net income attributable to shareholders for the year 2019.

The remaining 40% of net income will be destined to increase bank reserves.

Sincerely,

Miguel Mata Huerta
CHIEF EXECUTIVE OFFICER

C.c.: Bolsas de Valores.